UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-31261

CUSIP NUMBER 047439104

(Check One):	☑ Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR

For Period Ended: December 31, 2008

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AtheroGenics, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

8995 Westside Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30009
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      AtheroGenics, Inc. (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Form 10-K”) and the Company expects that it will not be able to file the Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission.

As previously disclosed, on September 15, 2008 an involuntary petition under Chapter 7 of the United States Bankruptcy Code (the “Bankruptcy Code”) was filed against the Company by certain holders of the Company’s 4.5% Convertible Notes Due 2008 in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”).  On October 6, 2008, the Company consented to the bankruptcy filing and moved the Bankruptcy Court to convert the Chapter 7 case to a case under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Proceeding”).  On April 1, 2009, the Company sold substantially all of its non-cash assets for $2,000,000 as part of the Chapter 11 Proceeding.

Since the commencement of the Chapter 11 Proceeding, the Company has been principally engaged in bankruptcy-related matters which has delayed the completion of the information needed to be included in the Form 10-K.  Accordingly, the Company has not yet completed the preparation of its financial statements for the year ended December 31, 2008 and the Company is unable to determine when it will file its Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles A. Deignan	678	336-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes   ☑     No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes   ☑     No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's financial statements in the Form 10-K will be prepared for the first time in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities under the Bankruptcy Code.  SOP 90-7 does not ordinarily affect or change the application of GAAP although it does require the Company to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of business in the financial statements and the notes thereto in the Form 10-K.  As of the date of this Form 12b−25, however, the Company has not completed its financial reporting process for its fiscal year ended December 31, 2008.  Therefore, the Company is not in a position to quantify any potential differences between the comparable periods.  However, since the Company curtailed its normal operations upon the commencement of the Chapter 11 Proceeding, it is anticipated that the Company’s operating loss for 2008 will be lower than that incurred in 2007.  In addition, the Company’s cash usage in 2008 was approximately $43 million compared to cash usage of $59 million in 2007.

AtheroGenics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ CHARLES A. DEIGNAN
Charles A. Deignan
President and Secretary and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).